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Alexander Karampatsos Alexander.Karampatsos@dechert.com +1 202 261 3402 Direct +1 617 275 8365 Fax

June 15, 2023

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Mr. David L. Orlic

Re:	iDirect Private Markets Fund (formerly known as iCapital KKR Private Markets Fund) (the “Fund”); File No. 811-22963

Dear Mr. Orlic:

We are writing in response to comments you provided telephonically to Dechert LLP, counsel to the Fund with respect to the Post-Effective Amendment No. 1 to the registration statement filed on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended (“Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 21, 2023 on behalf of the Fund. The Fund has considered your comments and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf. Capitalized terms have the meanings attributed to such terms in the Registration Statement.

1.	Comment: It is the Staff’s view that the license agreements with Vista and Warburg should be filed as exhibits with the Fund’s next post-effective amendment filing.

Response: Forms of the license agreements will be filed accordingly.

2.	Comment: Please make the following changes on page 42 of the Registration Statement:

Repurchases of Shares from Shareholders by the Fund will be paid in cash no later than 65 days after the last day shares may be tendered except that full payment of a 5% annual audit hold back may be made not more than ~~5~~ 2 business days after the completion of the annual audit. Repurchases will be effective after receipt and acceptance by the Fund of eligible written tenders of Shares from Shareholders by the applicable repurchase offer deadline. The Fund does not impose any charges in connection with repurchases of Shares.

Response: The Registration Statement has been revised accordingly.

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Should you have any questions or comments, please contact the undersigned at 202.261.3402

Sincerely,

/s/ Alexander Karampatsos
Alexander Karampatsos